JPMORGAN CHASE & CO.

Filed Pursuant to Rule 433
Registration No. 333-146731
Dated: March 18, 2010

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.'s 3.70% Notes due 2015 described under "Description of the Notes" in the Prospectus Supplement dated September 15, 2009 to the Prospectus dated October 16, 2007.
Issuer:	JPMorgan Chase & Co.
Security:	3.70% Notes due 2015
Ratings:	Aa3/A+/AA-
Currency:	USD
Size:	$1,250,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	January 20, 2015
Coupon:	3.70%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	2.375% US Treasury due 02/15
Spread to Benchmark Treasury:	+110 bps
Benchmark Treasury Spot and Yield:	99-26; 2.415%
Price to Public:	100.810% of face amount, plus accrued interest from January 20, 2010
Yield to maturity:	3.515%
Proceeds (Before Expenses) to Issuer:	$1,255,750,000 (100.46%)
Accrued Interest:	$8,350,694.44
Total Proceeds and Accrued Interest:	$1,264,100,694.44
Interest Payment Dates:	January 20 and July 20 of each year
Trade Date:	March 18, 2010
Settlement Date:	March 25, 2010 (T+5)
Denominations	$2,000 x $1,000
CUSIP/ISIN:	46625HHP8 / US46625HHP82
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	KeyBanc Capital Markets Inc. Morgan Keegan & Company, Inc. Wells Fargo Securities, LLC
Minority Firms:	Loop Capital Markets, LLC Ramirez & Co., Inc.

The notes are offered as part of a reopening of a series of previously issued notes, as described in the Prospectus Supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued.

Settlement Period: The closing will occur on March 25, 2010, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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